EXHIBIT (4)(g)

FORM OF RIDER (LIQUIDITY)

SURRENDER CHARGE MODIFICATION RIDER

We issued this rider as a part of the policy to which it is attached.

The Surrender Charge Provision in Section 5 is replaced by the following language:

SURRENDER CHARGES

Amounts withdrawn in excess of the Surrender Charge free amount specified in the withdrawal provisions above are subject to a Surrender Charge. The amount of this charge, if any, will be a percentage, as shown in the table below, of the amount of premium withdrawn:

Number of Years Since Premium Payment Date	Percentage of Premium Withdrawn
0-1	8%
1-2	8%
2-3	7%
3-4	6%
4 or more	0%

For Surrender Charge purposes, all earnings are considered to be withdrawn first. After all earnings are withdrawn then the oldest premium payment is the first premium payment considered to be withdrawn. If the amount withdrawn exceeds this, the next oldest premium payment is considered to be withdrawn, and so on until the most recent premium payments are deemed to be withdrawn (the procedure being applied to Withdrawals of premium is a “First-In, First-Out” or FIFO procedure).

The Agreement provision of the Face Page, is replaced by the following language:

WE AGREE

•	To provide annuity payments as set forth in Section 10 of this policy,

•	Or to pay Withdrawal benefits in accordance with Section 5 of this policy,

•	Or to pay death proceeds in accordance with Section 9 of this policy.

This policy permits the accumulation of funds on a tax-deferred basis and provides a periodic annuity payment for the life of the Annuitant or for a certain period of time. Payments start on the Annuity Commencement Date.

The smallest annual rate of investment return that would have to be earned on the assets of the Separate Account so that the dollar amount of variable Annuity Payments will not decrease is 6.25%

RLS 4 503

Prior to the Annuity Commencement Date, a daily charge corresponding to an annual charge of 1.95% for the Annual Step-Up death benefit option for Policy Years 1-4 (1.45% for Policy Years 5 or more), or 1.80% for the Return of Premium death benefit option for Policy Years 1-4 (1.30% for Policy Years 5 or more) is applied by the Company to the assets of the Separate Account. The corresponding annual charge after the Annuity Commencement Date is 1.25%, regardless of the death benefit option elected prior to the Annuity Commencement Date. In addition, a maximum annual Service Charge of $30 is assessed (prior to the Annuity Commencement Date only) on each Policy Anniversary if either the sum of premiums less Withdrawals is less than $50,000 (or the Account Value is less than $50,000) on the Policy Anniversary. See the “Service Charge” provision in Section 4 and the “Charges and Deductions” provision in Section 6 of this policy for more details.

These agreements are subject to the provisions of this policy. This policy is issued in consideration of the application and payment of the initial premium as provided.

This policy may be applied for and issued to qualify as a tax-qualified annuity under the applicable sections of the Internal Revenue Code.

Signed for Us at our Home Office.

SECRETARY	PRESIDENT

RLS 4 503 (2)